May 3, 2023

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Dear Sirs:

Re: Petroteq Energy Inc. (the "Company") hereby gives notice pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") that:

In accordance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations, we have read the Company's Change of Auditor Notice dated May 3, 2023, and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours Truly,

Zeifmans LLP

201 Bridgeland Avenue | Toronto Ontario | M6A 1Y7 | Canada	zeifmans.ca T: 416.256.4000	Zeifmans LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.